FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

CLP Holdings Limited
(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Attached please find eight certified copies of an Announcement dated 7 June 2002 published in Hong Kong newspapers on 10 June 2002 for your filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By: ______________________
Name: April Chan
Title: Deputy Company Secretary

Date: 10 June 2002

中電控股
CLP Holdings

CLP Holdings Limited
中電控股有限公司

(incorporated in Hong Kong with limited liability)

REDUCTION OF SHARE PREMIUM ACCOUNT TO INCREASE DISTRIBUTABLE RESERVE

The Share Premium Reduction previously approved by shareholders became effective on 7 June 2002.

Following the Company's announcement dated 14 March 2002, a circular to the shareholders of the Company regarding the Share Premium Reduction was despatched on 28 March 2002 (the "**Circular**"). Subsequently, the Share Premium Reduction was duly approved as a special resolution by shareholders at the Extraordinary General Meeting held on 25 April 2002.

The Court made an Order confirming the Share Premium Reduction on 7 June 2002 pursuant to Section 60 of the Companies Ordinance. The Confirming Order was duly registered by the Registrar of Companies in Hong Kong on 7 June 2002 and, accordingly, the Share Premium Reduction became effective on the same day. As a result, the share premium account of the Company has been reduced by the amount of HK$10,116,789,910 and the same amount has been credited to the distributable reserve of the Company.

Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the Circular.

By Order of the Board
Peter W. Greenwood
Director & Company Secretary

Hong Kong, 7 June 2002

Certified true and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司

April Chan
Deputy Company Secretary